April 24, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.: Ms. Patsy Mengiste
          Document Control - EDGAR

   RE: Ameriprise Certificate Company (ACC)
       Post-Effective Amendment No. 36
       Ameriprise Market Strategy Certificate
       File No.: 333-46683

Dear Ms. Mengiste:

Transmitted for filing electronically is Post-Effective Amendment No. 36 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC.

The prospectus for Ameriprise Market Strategy Certificate filed as part of the combined prospectus in Post-Effective Amendment No. 39 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate on or about April 24, 2009 has been marked to show all changes from the prospectus in Post-Effective Amendment No. 38 to Registration Statement No. 2-95577 for Ameriprise Flexible Savings Certificate filed on or about March 4, 2009.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant requests that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 29, 2009. The underwriter's request for such acceleration is in correspondence accompanying this Post-Effective Amendment.

Please direct your questions or comments on this filing to Anna Butskaya at 612-671-4993 or me at 612-671-1947.

Thank you.


/s/ Scott R. Plummer
---------------------------------------------
Scott R. Plummer
Vice President, General Counsel and Secretary
Ameriprise Certificate Company

April 24, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.: Ms. Patsy Mengiste
          Document Control - EDGAR

   RE: Ameriprise Certificate Company (ACC)
       Post-Effective Amendment No. 36
       Ameriprise Market Strategy Certificate
       File No.: 333-46683

Dear Ms. Mengiste:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as the principal underwriter of the proposed offering to be made pursuant to the above-mentioned post-effective Amendment, hereby join the Registrant, Ameriprise Certificate Company, in requesting that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 29, 2009.

Sincerely,


/s/ William F. Truscott
--------------------------------------------------
William F. Truscott
Senior Vice President and Chief Investment Officer
Ameriprise Financial Services, Inc.